   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                                  UPROAR INC.

                       (Name Of Subject Company (Issuer))

                        FLIPSIDE ACQUISITION CORPORATION

                          A WHOLLY OWNED SUBSIDIARY OF

                                 FLIPSIDE, INC.

                      (Names Of Filing Persons (Offerors))
                           --------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   916706104

                     (Cusip Number Of Class Of Securities)
                           --------------------------

                                SCOTT TOLLEFSEN
                                   SECRETARY
                                 FLIPSIDE, INC.
                              19840 PIONEER AVENUE
                           TORRANCE, CALIFORNIA 90503
                                 (310) 793-0600

          (Name, Address And Telephone Number Of Person Authorized To
         Receive Notice And Communications On Behalf Of Filing Persons)
                           --------------------------

                                   COPIES TO:
                                PAUL D. TOSETTI
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

                           CALCULATION OF FILING FEE:

            TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
                 $141,733,358                                        $28,347

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 46,112,442 outstanding shares of common stock of Uproar Inc. at a purchase price of $3.00 per share. The transaction value also includes the offer price of $3.00 per share less approximately $2.42 per share (which is the weighted average exercise price of Uproar's outstanding options which have an exercise price below $3.00) multiplied by 1,400,609 (which is the number of outstanding Uproar options which have an exercise price below $3.00). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filings.

Amount Previously Paid:                        Filing Party:
Form or Registration No.:                      Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction to Rule 13a-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1.  Summary Term Sheet

    The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

    (a) The name of the subject company is Uproar Inc., a Delaware corporation ("Uproar" or the "Company"), and the address is 240 West 35th Street, 11th Floor, New York, New York 10001. The telephone number of the Company is
(212) 714-9500.

    (b) This Statement relates to the offer by Flipside Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Flipside, Inc., a Delaware corporation ("Flipside"), to purchase all outstanding shares of common stock of Uproar, par value $0.01 per share (the "Shares"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3.  Identity and Background of the Filing Person.

    (a), (b), (c) The information set forth in "Certain Information Concerning the Purchaser, Flipside and Vivendi Universal" and Schedule I in the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

    (a)(1)(i)-(viii), (xii) The information set forth under "Introduction," "The Tender Offer," "Background of the Offer; Past Contacts or Negotiations with Uproar," "Purpose of the Offer; Plans for Uproar," "The Merger Agreement; Other Arrangements," "Certain Information Concerning Uproar," "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (a)(1)(ix) Not applicable.

    (a)(1)(x) Not applicable.

    (a)(1)(xi) Not applicable.

    (a)(2)(i)-(iv), (vii) The information set forth under "Introduction," "Background of the Offer; Past Contacts or Negotiations with Uproar," "Purpose of the Offer; Plans for Uproar," "The Merger Agreement; Other Arrangements," "Certain Information Concerning Uproar," "Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (a)(2)(v) Not applicable.

    (a)(2)(vi) Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

    (a), (b) The information set forth in "Background of the Offer; Past Contacts or Negotiations with Uproar," "The Merger Agreement; Other Arrangements," "Certain Information Concerning the Purchaser, Flipside and Vivendi Universal" and "Purpose of the Offer; Plans for Uproar" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Purpose of the Tender Offer and Plans or Proposals.

    (a), (c)(1), (c)(3-7) The information set forth in "Introduction," "The Merger Agreement; Other Arrangements," "Purpose of the Offer; Plans for Uproar," and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

    (c)(2) None.

Item 7.  Source and Amount of Funds or Other Consideration.

    (a), (d) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

    The information set forth in "Introduction," "Certain Information Concerning Uproar," "Certain Information Concerning the Purchaser, Flipside and Vivendi Universal," Schedule I and Schedule II in the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

    The information set forth in "Introduction" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.  Financial Statements.

    Not applicable.

Item 11.  Additional Information.

    The information set forth in "The Merger Agreement; Other Arrangements" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

EXHIBIT NO.             EXHIBIT NAME
-----------             ------------
     (a)(1)(1)          Offer to Purchase dated February 16, 2001.

     (a)(1)(2)          Letter of Transmittal.

     (a)(1)(3)          Notice of Guaranteed Delivery.

     (a)(1)(4)          Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

     (a)(1)(5)          Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

     (a)(1)(6)          Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

     (a)(1)(7)          Press Release issued jointly by Flipside, Inc. and Uproar
                        Inc. on February 6, 2001 (incorporated herein by reference to the Schedule TO filed by Flipside Acquisition Corporation and Flipside, Inc. on February 7, 2001).

     (a)(1)(8)          Summary Advertisement as published in The Wall Street
                        Journal on February 16, 2001.

     (a)(1)(9)          Press Release issued jointly by Flipside, Inc. and Uproar
                        Inc. filed February 16, 2001.

     (a)(5)             Supplemental Disclosure for Belgian Stockholders.

     (b)                Letter agreement re: Commitment to Fund, dated February 5,
                        2001, between Vivendi Universal, Flipside Inc. and Flipside
                        Acquisition Corporation.

EXHIBIT NO.             EXHIBIT NAME
-----------             ------------
     (d)(1)             Agreement and Plan of Merger, dated as of February 5, 2001, by and among Flipside, Inc., Flipside Acquisition
                        Corporation and Uproar Inc.

     (d)(2)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Encompass Group Inc.

     (d)(3)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Encompass Group U.S. Information
                        Technology Partners I L.P.

     (d)(4)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Trans Cosmos USA, Inc.

     (d)(5)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Harrah's Operating Company, Inc.

     (d)(6)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Pearson Television, Inc.

     (d)(7)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Francis G. Blot.

     (d)(8)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Blot Grantor Retained Annuity
                        Trust.

     (d)(9)             Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Kenneth D. Cron.

     (d)(10)            Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Christopher R. Hasset.

     (d)(11)            Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Richard Janssen.

     (d)(12)            Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Frederick R. Krueger.

     (d)(13)            Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Michael Simon.

     (d)(14)            Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Scott Kaufman.

     (d)(15)            Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and The Kaufman 2000 Trust.

     (d)(16)            Employment and Retention Agreement, dated as of February 5,
                        2001, by and between Flipside, Inc. and Kenneth D. Cron.

     (d)(17)            Employment and Retention Agreement, dated as of February 5,
                        2001, by and between Flipside, Inc. and Jeffrey L. Strief.

     (d)(18)            Employment and Retention Agreement, dated as of February 5,
                        2001, by and between Flipside, Inc. and Robert D. Marafioti.

     (d)(19) Letter agreement re: Potential Acquisition (exclusivity), dated January 5, 2001, between Flipside, Inc., Havas
                        Interactive, Inc. and Uproar Inc.

     (g)                Not applicable.

     (h)                Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       FLIPSIDE ACQUISITION CORPORATION

                                                       By:  /s/ SCOTT TOLLEFSEN
                                                            -----------------------------------------
                                                            Name:  Scott Tollefsen
                                                            Title:  Secretary

                                                       FLIPSIDE, INC.

                                                       By:  /s/ SCOTT TOLLEFSEN
                                                            -----------------------------------------
                                                            Name:  Scott Tollefsen
                                                            Title:  Secretary

Dated: February 16, 2001

                                 EXHIBIT INDEX

EXHIBIT NO.             EXHIBIT NAME
-----------             ------------
       (a)(1)(1)        Offer to Purchase dated February 16, 2001.

       (a)(1)(2)        Letter of Transmittal.

       (a)(1)(3)        Notice of Guaranteed Delivery.

       (a)(1)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

       (a)(1)(5)        Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.

       (a)(1)(6)        Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

       (a)(1)(7)        Press Release issued jointly by Flipside, Inc. and Uproar
                        Inc. on February 6, 2001 (incorporated herein by reference to the Schedule TO filed by Flipside Acquisition Corporation and Flipside, Inc. on February 7, 2001).

       (a)(1)(8)        Summary Advertisement as published in The Wall Street
                        Journal on February 16, 2001.

       (a)(1)(9)        Press Release issued by Flipside, Inc., filed February 16,
                        2001.

       (a)(5)           Supplemental Disclosure for Belgian Stockholders.

       (b)              Letter agreement re: Commitment to Fund, dated February 5,
                        2001, between Vivendi Universal, Flipside Inc. and Flipside
                        Acquisition Corporation.

       (d)(1)           Agreement and Plan of Merger, dated as of February 5, 2001, by and among Flipside, Inc., Flipside Acquisition
                        Corporation and Uproar Inc.

       (d)(2)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Encompass Group Inc.

       (d)(3)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Encompass Group U.S. Information
                        Technology Partners I L.P.

       (d)(4)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Trans Cosmos USA, Inc.

       (d)(5)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Harrah's Operating Company, Inc.

       (d)(6)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Pearson Television, Inc.

       (d)(7)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Francis G. Blot.

       (d)(8)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Blot Grantor Retained Annuity
                        Trust.

       (d)(9)           Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Kenneth D. Cron.

       (d)(10)          Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Christopher R. Hasset.

       (d)(11)          Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Richard Janssen.

       (d)(12)          Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Frederick R. Krueger.

       (d)(13)          Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Michael Simon.

EXHIBIT NO.             EXHIBIT NAME
-----------             ------------
       (d)(14)          Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and Scott Kaufman.

       (d)(15)          Tender and Stockholder Support Agreement, dated as of
                        February 5, 2001, by and among Flipside, Inc., Flipside
                        Acquisition Corporation and The Kaufman 2000 Trust.

       (d)(16)          Employment and Retention Agreement, dated as of February 5,
                        2001, by and between Flipside, Inc. and Kenneth D. Cron.

       (d)(17)          Employment and Retention Agreement, dated as of February 5,
                        2001, by and between Flipside, Inc. and Jeffrey L. Strief.

       (d)(18)          Employment and Retention Agreement, dated as of February 5,
                        2001, by and between Flipside, Inc. and Robert D. Marafioti.

       (d)(19) Letter agreement re: Potential Acquisition (exclusivity), dated January 5, 2001, between Flipside, Inc., Havas
                        Interactive, Inc. and Uproar Inc.

       (g)              Not applicable.

       (h)              Not applicable.